Exhibit (d)-1

VAN DOORNE N.V.

The undersigned:

Daan ter Braak civil-law notary at Amsterdam:

declares:

that the attached document is a fair but an unofficial English translation of the Deed of Amendment of ICTS International N.Y., executed before me, civil-law notary, on 3 March 2009, in which an attempt has been made to be as literal as possible without jeopardizing the overall continuity.

Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

Signed in Amsterdam on 4 March 2009.

                                                              /s/ Daan ter Braak


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                       Van Doorne[LOGO]

                       Advocaten o Natarissen Fiscalisten

                                                               TB/RR/RW/60007429

VAN D00RNE N.V.

In this translation an attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

AMENDMENT OF THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.Y.

On the third day of March two thousand and nine there appeared before me, Daan ter Braak civil-law notary practicing in the city of Amsterdam: Eke Maria Christina Broekhof, born in Geldrop on the seventh day of August nineteen hundred and eighty-three, with office address at Jachthavenweg 121, 1081 KM Amsterdam.

The appearer has declared that

- the general meeting of shareholders of: ICTS International N.V., a public limited company, incorporated under the laws of the Netherlands, registered with the Trade Register of the Chamber of Commerce under number: 33279300, having its registered office in Amstelveen (the Netherlands) and its business office at Biesbosch 225, 1181 JC Amstelveen (the Netherlands), hereinafter referred to as: the "Company", has resolved on the seventeenth thy of December two thousand and eight to amend the articles of association of the Company as stated hereinafter of which resolution appear from a copy of the minutes of subject meeting which shall be attached to this deed, as well as to authorize the appearer to execute this deed of amendment of the articles of association as appears from a power of attorney which shall be attached to this deed;

- the articles of association of the Company were amended lastly by deed executed by B.Th. Derogee, civil-law notary practicing in the city of Rotterdam, on the third thy of November nineteen hundred ninety-eight; the ministerial statement of no objections with respect to that amendment was granted on the twenty-third day of October nineteen hundred ninety-eight, under number N.V. 440.855.


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                       Van Doorne[LOGO]

                       Advocaten o Natarissen Fiscalisten

In other to execute said resolution to amend the articles of association, the appearer has declared to amend the articles of association as follows:

Article 13 paragraph 5 shall be deleted and subsequently the other paragraphs shall be renumbered.

The appearer is known to me, civil-law notary.

THIS DEED

drawn up to be kept in the civil-law notary's custody was executed in Amsterdam on the date first above written.

The contents of this instrument were given and explained to the appearer.

He then declared that he had timely noted and approved the contents and did not want a full reading thereof. Thereupon, after limited reading, this instrument was signed by the appearer and by me, civil-law notary.